Exhibit 99.1

SUNDIAL GROWERS INC.

NOTICE OF MEETING AND

INFORMATION CIRCULAR

DATED JUNE 7, 2021

FOR THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD VIRTUALLY

ON

JULY 7, 2021

AT 1:00 p.m. (Calgary Time)

SUNDIAL GROWERS INC.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS TO BE HELD VIRTUALLY ON

JULY 7, 2021

To Shareholders:

Notice is hereby given that the annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Sundial Growers Inc. (the “Corporation”) will be held on July 7, 2021 at 1:00 p.m. (Calgary time). This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of Sundial’s communities, Shareholders, employees and other stakeholders, Sundial will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors of the Corporation, management, and other Shareholders online, regardless of their geographic location. Inside this document, Shareholders can find important information and detailed instructions about how to participate in the Meeting.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/204589339. Beneficial Shareholders (being Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast, but will not be able to participate in or vote at the Meeting.

The Meeting and any or all adjournments thereof will be held for the purposes of:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2020, and the auditors’ reports thereon;

2.	to consider and, if thought appropriate, to fix the number of directors of the Corporation for the ensuing year, or as otherwise authorized by the Shareholders, at five members;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to appoint KPMG LLP as auditors of the Corporation for the ensuing year at such remuneration as may be fixed by the board of directors of the Corporation; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The nature of the business to be transacted at the Meeting and the specific details of the matters proposed to be put to the Meeting are described in further detail in the accompanying information circular (the “Information Circular”). As a Shareholder of the Corporation, it is very important that you read the Information Circular and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 7, 2021. Shareholders of the Corporation whose names have been entered in the register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his, her or its Common Shares after such date and the transferee of those Common Shares establishes that he, she or it owns the Common Shares and requests, not later than ten (10) days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Common Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and: (i) vote it online at https://login.odysseytryst.com/pxlogin; or (ii) mail it to or deposit it with the Corporation’s Canadian transfer agent, Odyssey Trust Company at:

Odyssey Trust Company

Stock Exchange Tower

1230 – 300 5th Avenue SW

Calgary, AB T2P 3C4

Attention: Proxy Department

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment of the Meeting. A Shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. That person does not have to be a Shareholder.

DATED at Calgary, Alberta this 7th day of, June 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF SUNDIAL GROWERS INC.

/s/ “Zach George”
Zach George Chief Executive Officer and Director

ii

SUNDIAL GROWERS INC.

Information Circular – June 7, 2021

For the Annual General Meeting of

Shareholders of Sundial Growers Inc.

to be held on July 7, 2021

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished by the management of Sundial Growers Inc. (the “Corporation” or “Sundial”) to the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation in connection with the solicitation of proxies to be voted at the annual general meeting of the Shareholders (the “Meeting”).

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of Sundial’s communities, shareholders, employees and other stakeholders, the Corporation will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Shareholders will not be able to attend the Meeting in person.

The Meeting and any adjournment thereof for the purposes set forth in the notice of meeting enclosed with this Information Circular (the “Notice of Meeting”) will be held on July 7, 2021 at 1:00 p.m (Mountain Daylight Time) as a virtual only Meeting via live audio webcast online at: https://web.lumiagm.com/204589339.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the beneficial Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you, and must follow all of the applicable instructions provided by your intermediary. For additional information on how to attend and vote at the Meeting, see “Appointment of Proxy” and “How do I Attend and Participate in the Meeting?” in this Information Circular.

The information contained herein is provided as of June 7, 2021, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Sundial or the management of Sundial. Unless otherwise indicated herein, all dollar amounts are expressed in Canadian dollars. All references to “$” are to Canadian dollars.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management of the Corporation. The Corporation will bear the costs incurred in the preparation and dissemination of the enclosed form of proxy for Common Shares (“Proxy Form”), Notice of Meeting and this Information Circular. In addition to mailing the Proxy Forms, proxies may be solicited by personal interviews, or by other means of communication, by directors, officers and employees of the Corporation who will not be remunerated therefor.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name (referred to herein as “Beneficial

Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares (referred to herein as “Registered Shareholders”) can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. Common Shares held by brokers or their nominees generally can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are generally prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of meetings of securityholders. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Proxy Form; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail, phone or online. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. The voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

A Beneficial Shareholder receiving a voting instruction form from Broadridge or a form of proxy from an organization other than Broadridge cannot use it to vote Common Shares directly at the Meeting. A Beneficial Shareholder who wishes to vote directly at the Meeting must have themselves appointed as proxy by the Registered Shareholder by following the instructions in the voting instruction or form of proxy.

The Corporation will not pay for proximate intermediaries to forward the proxy related materials and the voting instruction form to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and accordingly, objecting beneficial owners will not receive such materials unless their intermediary assumes the cost of delivery.

RECORD DATE

Only Shareholders of the Corporation of record on June 7, 2021 are entitled to notice of, to attend and to vote at the Meeting, unless a Shareholder has transferred any Common Shares subsequent to that date and the transferee, not later than ten (10) days before the Meeting, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders.

APPOINTMENT OF PROXY

The persons named in the enclosed Proxy Form are directors and/or officers of the Corporation (the “Management Designees”). As a Shareholder submitting a proxy you have the right to appoint a person (who need not be a Shareholder) to represent you at the Meeting other than the person or persons designated in the Proxy Form furnished by the Corporation. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Proxy Form and strike out the other names or submit another appropriate proxy. You must also follow the instructions set out below.

The following applies to shareholders who wish to appoint a person (a “Third Party Proxyholder”), other than the Management Designees, as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

In order to be effective, the Proxy Form must be mailed so as to be deposited with the Corporation’s Canadian transfer agent, Odyssey Trust Company (“Odyssey”) at Stock Exchange Tower, 1230 – 300 5th Avenue SW, Calgary, AB T2P 3C4, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment thereof. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date of its execution. Failure to complete or deposit the Proxy Form properly may result in its invalidation. The time limit for the deposit of Proxy Forms may be waived by the board of directors of the Corporation (the “Board”) at its discretion without notice.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. Registration may be completed as follows:

•

Step 1: Submit your proxy or voting instruction form: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such Third Party Proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder. See “Legal Proxy—US Beneficial Shareholders Only” below under this section for additional details.

•

Step 2: Register your proxyholder: To register a Third Party Proxyholder, Shareholders MUST send an email to Sundial@Odysseytrust.com by 1:00 p.m. (Calgary Time) on July 2, 2021, which must provide Odyssey with the required Third Party Proxyholder contact information, the amount of Common Shares appointed, the name in which the Common Shares are registered if the Shareholder is a Registered Shareholder, or the name of broker where the Common Shares are held if the Shareholder is a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a Beneficial Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your Third Party Proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as Third Party Proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How do I Attend and Participate in the Meeting?” in this Information Circular.

Legal Proxy – US Beneficial Shareholders Only

If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder, in addition to the steps described above and below under “How do I Attend and Participate in the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder must be sent by e-mail to Sundial@Odysseytrust.com and received by 1:00 p.m. (Calgary time) on July 2, 2021.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to the Corporation’s Canadian transfer agent, Odyssey Trust Company at Stock Exchange Tower, 1230 – 300 5th Avenue SW, Calgary, AB T2P 3C4, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attending the Meeting online and voting or withholding from voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION BY PROXY

The persons named in the Proxy Form will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to the matter to be acted upon, your Common Shares will be voted accordingly. The Proxy Form confers discretionary authority on persons named therein with respect to:

(a)	each matter identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified herein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy Form, the persons named in the Proxy Form will vote the Common Shares represented by the Proxy Form for the approval of such matter.

At the time of printing of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy Form to vote the Common Shares represented thereby in accordance with their best judgment on such matters.

HOW DO I ATTEND AND PARTICIPATE IN THE MEETING?

Sundial is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Attending the Meeting online enables Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, to participate at the Meeting and ask questions, all in real time. All such Registered Shareholders and duly appointed proxyholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the

Meeting and engage with the directors of the Corporation, as well as other Shareholders. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/204589339. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting, as follows:

(i) Registered Shareholders: The control number (“Control Number”) located on the form of proxy (or in the email notification you received) is the username. The password to the Meeting is “Sundial2021” (case sensitive). If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will need to attend the Meeting as a guest and will not be able to participate at the Meeting online.

(ii) Duly appointed proxyholders: Odyssey will provide the proxyholder with a Control Number (username) by e-mail after the proxy submission deadline has passed. The Password to the Meeting is “Sundial2021” (case sensitive). Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See the section entitled “Appointment of a Third Party as Proxy” above, in this Information Circular.

Guests, including non-registered Beneficial Shareholders who have not duly appointed themselves as proxyholder, will be able to attend as a guest and listen to the webcast as set out below, but will not be able to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://web.lumiagm.com/204589339 and select “Join as a Guest” when prompted.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, without nominal or par value. As of June 7, 2021, there were 1,990,675,674 Common Shares of the Corporation issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted upon at the Meeting. The Board has fixed June 7, 2021 as the record date (the “Record Date”) for the determination of Shareholders entitled to notice of and to vote at the Meeting, and at any adjournment thereof, except to the extent that a Shareholder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting not later than ten (10) days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns directly or indirectly, or exercises control or direction over, ten percent (10%) or more of the votes attached to the Common Shares.

QUORUM AND APPROVAL REQUIREMENTS

Under the Corporation’s by-laws, a quorum for the transaction of business at any meeting of shareholders is at least two persons holding or representing by proxy not less than twenty-five (25%) percent of the issued and outstanding Common Shares entitled to vote at the meeting. A properly executed Proxy Form or vote by internet will result in a Shareholder being considered part of the quorum.

Under the Corporation’s by-laws and the Business Corporations Act (Alberta) (“ABCA”), if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All matters, to be considered at the meeting are ordinary resolutions requiring approval by more than fifty (50%) percent of the votes cast in respect of the resolution at the Meeting or by proxy.

PARTICULARS OF THE MATTERS TO BE ACTED UPON AT THE MEETING

1.	Receipt of Financial Statements and Auditors’ Report

The audited consolidated financial statements of the Corporation for the year ended December 31, 2020, together with the auditor’s report therein and related management’s discussion and analysis (collectively, the “Annual Report”) thereto can be found on the system for electronic document analysis and retrieval (“SEDAR”) under the Company’s profile. The Annual Report will be placed before the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

2.	Fixing the Number of Directors

At the Meeting, the Shareholders will be asked to pass an ordinary resolution that the number of directors to be elected at the Meeting to hold office until the next annual meeting of the Shareholders or until their successors are elected or appointed, subject to the articles and by-laws of the Corporation, be set at five.

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of a resolution fixing the number of directors to be elected at the Meeting at five.

3.	Election of Directors

The articles of the Corporation provide for a minimum of three directors and a maximum of 12 directors. All current directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment thereof. Elizabeth Cannon, who has served on the Board since July 2019, is not seeking re-election to the Board.

The five nominees for election as directors (the “Director Nominees”) of the Corporation to serve until the next annual general meeting of the Corporation or any adjournment thereof are as follows:

Bryan Pinney	Lori Ell

Greg Mills	Gregory Turnbull

Zach George

See “Director Nominees” in this Information Circular for additional information on the Director Nominees.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the election of the Director Nominees to the Board. Management does not contemplate that any of the Director Nominees will be unable to serve as a director. However, if for any reason any of the Director Nominees does not stand for election or is unable to serve as such, the Management Designees, if named as proxyholder, reserve the right to vote for any other nominee for director in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of that particular Director Nominee.

MAJORITY VOTING POLICY

The Corporation has a majority voting policy (the “Majority Voting Policy”) in effect. In the event that a nominee for election as a director of the Corporation does not receive a greater number of votes “for” than votes “withheld”, such nominee will be expected to offer to tender his or her resignation to the chairman of the Board promptly following the Meeting. The Corporation’s nominating and corporate governance committee (“Nominating and Corporate Governance Committee”) will then consider such offer and make a recommendation to the Board about whether to accept it or reject the resignation. The Board will promptly accept the resignation unless it determines, in consultation with the Nominating and Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the Meeting. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered.

ADVANCE NOTICE BYLAW

The Corporation has advance notice bylaws (“Advance Notice Provisions”) to ensure that directors and management of the Corporation and Shareholders receive adequate notice of director nominations and sufficient information about the nominees to make an informed decision when electing directors at the Meeting and to facilitate orderly and efficient meetings of shareholders. Only persons who are nominated by Shareholders in accordance with the Advance Notice Provisions are eligible for election as directors of the Corporation.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a director must submit a notice of director nomination (a “Notice of Nomination”) to the corporate secretary of the Corporation: (i) in the case of an annual meeting, at least thirty (30) days before the date of such annual meeting; provided, however, if the first announcement of the annual meeting date (the “Notice of Meeting Date”) is less than fifty (50) days before the date of such annual meeting, the Notice of Nomination must be submitted not later than the close of business on the tenth day after the Notice of Meeting Date; and (ii) in the case of a special meeting, which is not also an annual meeting, called for the purpose of electing directors, whether or not the special meeting is also called for other purposes, the Notice of Nomination must be submitted not later than the close of business on the fifteenth (15th) day after the first announcement of such special meeting date. Further details regarding the Advance Notice Provisions are available on the Corporation’s SEDAR profile at www.sedar.ca.

4.	Appointment of Auditors

At the Meeting, Shareholders will be asked to reappoint KPMG LLP, Chartered Professional Accountants, of 3100—205 5 Avenue SW, Calgary, AB, T2P 4B9, as auditors of the Corporation to serve until the close of the next annual general meeting of Shareholders, and to authorize the directors of the Corporation to fix their remuneration.

KPMG LLP were appointed auditors of the Corporation on November 27, 2018. KPMG LLP has advised the Corporation that they are independent within the meaning of the Chartered Professional Accountants of Alberta CPA Code of Professional Conduct.

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of the appointment of KPMG LLP as auditors of the Corporation, to hold office until the next annual general meeting of the Shareholders, at a remuneration to be determined by the directors of the Corporation.

5.	Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the notice of meeting of Shareholders. If any other business properly comes before the Meeting, it is the intention of the persons named in the proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

DIRECTOR NOMINEES

The following is a brief description of the Director Nominees, including a brief summary of their experience and qualifications together with their age, place of primary residence, principal occupation, date first elected or appointed as a director, membership on committees of the Board as at June 7, 2021, attendance at Board and Committee meetings during 2020, directorships of other public entities, and votes for and withheld at the 2020 annual and special meeting of shareholders (the “2020 AGM”). Also indicated for each director nominee is the number of Common Shares and share equivalents beneficially owned, or controlled or directed, directly or indirectly, on the Record Date, the value of such Common Shares and share equivalents as at that date and whether such director meets shareholding requirements, further details of which are set forth under Appendix “B” – Form 51-102F6 – Statement of Executive Compensation.

The Board has determined that all Director Nominees, with the exception of Zach George, are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”).

As of the date hereof, the Director Nominees beneficially own, directly and indirectly, or exercise control or direction over 881,805 Common Shares, being approximately 0.04% of the issued and outstanding Common Shares.

Bryan Pinney, BBA (hons), FCA, CBV, ICD.D Membership 2020 Attendance Record Board 22 of 22 (100%) Audit Committee (Chair) 4 of 4 (100%) Compensation Committee 2 of 2 (100%) Calgary, Alberta, Canada Nominating and Corporate 5 of 5 (100%) Director Governance Committee Age: 68 Current Public Board Directorships Director Since: December 2019 Public Boards Independent North American Construction Group Ltd. TransAlta Corporation Voting Results of 2020 AGM Number of Votes % of Votes 31,840,766 Votes For 93.68 2,149,049 Votes Withheld 6.32 Common Shares and Share Equivalents Number 1,036,219 Deferred Share Units Shareholding Requirements % of Shareholding Target Date to Meet Requirements Requirements 41.6% December 2024

Mr. Pinney is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney is currently a director of TransAlta Corporation and North American Construction Group Ltd. Mr. Pinney serves on the Audit and Risk Committee and Human Resources Committee of Transalta Corporation and the Audit Committee and Human Resources & Compensation Committee of North American Construction Group Limited.

Mr. Pinney was a partner with Deloitte LLP between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007 and as National Managing Partner of Audit & Assurance from 2007 to 2011 and Vice-Chair until June 2015. Mr. Pinney is a past member of Deloitte LLP’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte LLP, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

Mr. Pinney is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Canadian Institute of Corporate Directors and a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.

Lori Ell Proposed Membership 2020 Attendance Record Board N/A Audit Committee N/A Compensation Committee N/A Nominating and Corporate N/A Calgary, Alberta, Canada Governance Committee Nominee Current Public Board Directorships Age: 55 Public Boards Director Since: N/A AgJunction Inc. Independent Voting Results of 2020 AGM Number of Votes % of Votes N/A N/A Common Shares and Share Equivalents Number None Shareholding Requirements % of Shareholding Target Date to Meet Requirements Requirements 0% June 2026

Ms. Ell has over 25 years of broad-based executive experience working with multi-billion dollar, start-up, and midmarket companies in diverse industries including oil & gas, technology, and food manufacturing. Her most recent position is President of Growing Ideas, a business consulting practice located in Calgary, Alberta. She is also currently a director and chair of the board of AgJunction Inc., where she previously held interim president and chief executive officer roles. From 2004 to 2012, Ms. Ell was the President of Agristar Inc., an agri-food manufacturing company. Prior thereto, Ms. Ell was CFO for Quortech Solutions Ltd. a technology company. Ms. Ell is a Certified Public Accountant, holds a Bachelor of Management degree, and holds an ICD.D designation from the Institute of Corporate Directors. Ms. Ell sits on the board of directors of the Wild Rose Brewery and Sawridge Group. She is a director on two Canadian Federal Departmental Audit Committees – Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada.

Greg Mills, B.Sc. Membership 2020 Attendance Record Board (Chair) 22 of 22 (100%) Audit Committee 4 of 4 (100%) Compensation Committee (Chair) 2 of 2 (100%) Current Public Board Directorships Toronto, Ontario, Canada Public Boards Director Frontier Lithium Inc. Age: 58 Director Since: June 2019 Voting Results of 2020 AGM Number of Votes % of Votes Independent 25,508,474 Votes For 83.87 5,481,341 Votes Withheld 16.13 Common Shares and Share Equivalents Number 7,358 Common Shares 2,078,317 Deferred Share Units 800,000 Common Share Purchase Warrants Shareholding Requirements % of Shareholding Target Date to Meet Requirements Requirements 36.5% July 2024

Mr. Mills has 34 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets’ Global Equities division and on RBC Capital Markets’ Spending and Global Risk committees. Mr. Mills is currently a director of Frontier Lithium Inc. and was previously a director of RBC USA Holdco Corporation. Mr. Mills holds a Bachelor of Science degree in geology from the University of Windsor.

Gregory Turnbull QC, B.A. (Hons), LLB Membership 2020 Attendance Record Board 22 of 22 (100%) Nominating and Corporate 5 of 5 (100%) Governance Committee (Chair) Current Public Board Directorships Calgary, Alberta, Canada Public Boards Director Storm Resources Ltd. Age: 66 Sleeping Giant Capital Corp. Director Since: October 2018 Voting Results of 2020 AGM Independent Number of Votes % of Votes 28,543,718 Votes For 83.98 5,446,097 Votes Withheld 16.02 Common Shares and Share Equivalents Number 451,230 Common Shares 136,000 Common Share Purchase Warrants 825,374 Deferred Share Units Shareholding Requirements % of Shareholding Target Date to Meet Requirements Requirements 58% September 2024

Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP where he practiced from July 2002 to December 2020. Mr. Turnbull is currently a director of Storm Resources and Sleeping Giant Capital Corp. and has previously served as an officer or director of many other public and private companies, including as chair of the Calgary Zoo. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queen’s University and a Bachelor of Laws degree from the University of Toronto.

Zach George, BA, JD Membership 2020 Attendance Record Board 22 of 22 (100%) Current Public Board Directorships Public Boards Cominar Real Estate Investment Trust New Canaan, Connecticut, United Trez Capital Junior MIC States Director, Chief Executive Officer Voting Results of 2020 AGM Age: 43 Number of Votes % of Votes Director Since: November 2019 33,907,803 Votes For 99.76 Not Independent 82,012 Votes Withheld 0.24 Common Shares and Share Equivalents Number 423,217 Common Shares 25,000 Deferred Share Units 6,875,000 Restricted Share Units Shareholding Requirements % of Shareholding Target Date to Meet Requirements Requirements 33.7% January 2025

Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC and currently serves as a trustee and director on the boards of Cominar Real Estate Investment Trust and Trez Capital Junior Mortgage Investment Company. He previously served as chairman of the boards of FAM Real Estate Investment Trust and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc., and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund. He has worked in a management capacity and with numerous corporate boards to turnaround operations, effect corporate action, and implement governance policies aimed at maximizing shareholder value.

He holds a Bachelor of Arts degree from Simon Fraser University and a Juris Doctor degree from Brooklyn Law School.

ORDERS, BANKRUPTCIES AND PENALTIES AND SANCTIONS

Orders

To the knowledge of management of the Corporation, except as set forth below, no director or proposed director of the Corporation is, or has been within the past ten (10) years, a director, chief executive officer or chief financial officer of any company (including the Corporation in respect of which this Information Circular is being prepared) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Gregory Turnbull, a director of the Corporation, was a director of Sonde Resources Corp. (“Sonde”), a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. Mr. Turnbull resigned as a director of Porto Energy Corp. (“Porto”) on May 30, 2014 following the decision by Porto’s directors and management to wind-down Porto’s operations due to capital constraints. Porto subsequently became subject to cease trade orders for failure to file periodic disclosure.

Bankruptcies

To the knowledge of management of the Corporation, other than as disclosed in this Information Circular, no director or proposed director of the Corporation is, or has been within the past ten (10) years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management of the Corporation, no director or proposed director of the Corporation is or has, within the ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Mr. Turnbull was a director of Sonde, a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. In addition, Mr. Turnbull was a director of Porto and resigned on May 30, 2014 following the decision by Porto’s directors and management to wind down Porto’s operations due to capital constraints.

Penalties and Sanctions

To the knowledge of management of the Corporation, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors, except as set forth below.

MANAGEMENT CONTRACTS

The Corporation has no management contracts or other similar arrangements in place.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Corporation or any of its subsidiaries, or any associate or affiliate of any such person, is as of the date hereof, or has been since January 1, 2020, indebted to the Corporation.

INTEREST OF INFORMED PERSONS AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no director, executive officer of the Corporation, or informed persons (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations), and no associate or affiliate of any of them, has or has had any material interest in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation.

On March 13, 2019, the Corporation acquired 50% of the issued and outstanding shares of Alberta-based Pathway Rx, a company controlled by one of Sundial’s non-executive employees, Dr. Igor Kovalchuk, a resident of Alberta. On February 26, 2021, the Corporation sold 25% of its interest in Pathway Rx for the cessation of quarterly payments to Pathway Rx in the amount of $87,500.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found by visiting the Corporation’s website at: www.sundialcannabis.com. In addition, more information, including additional financial information which is provided in the Corporation’s management’s discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2020 and the audited consolidated financial statements of the Corporation and accompanying notes for the year ended December 31, 2020, together with the auditor’s report thereon, can be found on the Corporation’s SEDAR profile at www.sedar.com. Shareholders may contact the Corporation to request a copy of the Annual Report. Any such request should be directed to:

#300, 919—11 Avenue SW

Calgary, AB T2R 1P3

Telephone: +1.844.249.6746

Email: info@sundialgrowers@com

APPENDIX “A”

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

General

The Board is comprised of five members, the majority of which are independent according to the definition of “independence” set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) as it applies to the Board. Elizabeth Cannon, Greg Mills, Gregory Turnbull and Bryan Pinney are independent (the “Independent Directors”). Lori Ell, if elected, will be independent for purposes of NI 58-101. Zach George is not independent by reason of the fact that he is Sundial’s chief executive officer (“CEO”). The Board is chaired by Greg Mills, an independent director.

The Independent Directors meet in private sessions, outside the presence of management or any other director, at each regular meeting of the Board. Such private sessions may also be called ad hoc.

Certain members of the Board are presently directors of other public companies. See “Director Nominees” in this Information Circular regarding the identity of those companies and the relevant Board members.

Committees of the Board

The Board currently has four committees: (1) the audit committee (the “Audit Committee”); (2) the compensation committee (the “Compensation Committee”); (3) the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”); and (4) the operating and capital committee (the “Operating and Capital Committee”) and together with the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, the “Committees”).The Audit Committee is comprised of Bryan Pinney (Chair), Greg Mills and Elizabeth Cannon. The Compensation Committee is comprised of Greg Mills (Chair), Elizabeth Cannon and Bryan Pinney. The Nominating and Corporate Governance Committee is comprised of Gregory Turnbull (Chair), Elizabeth Cannon and Bryan Pinney. The Operating and Capital Committee is comprised of Zach George (Chair), Gregory Turnbull and Bryan Pinney.

It is currently anticipated that, if all nominees are elected at the Meeting, Lori Ell will replace Elizabeth Cannon on each committee which Elizabeth Cannon currently serves.

2020 Attendance

The table below shows the number of Board and committee meetings held in 2020 and the overall attendance. Quorum for Board meetings is a majority of directors and the directors are expected to attend all of the meetings of the Board and the committees they are members of, unless there are extenuating circumstances.

	Number of meetings		Overall meeting attendance (%)
Board	22		100%
Audit Committee	4		100%
Compensation Committee	2		100%
Nominating and Corporate Governance Committee	5		100%
Operating and Capital Committee	0	[1]	N/A

[1]	The mandate of the Operating and Capital Committee was carried out at Board meetings.

See “Director Nominees” in this Information Circular for the attendance record of each Director at Board and Committee meetings since the beginning of the fiscal year ended December 31, 2020 (“Fiscal 2020”).

Serving as a director

The Corporation and the Board expect directors to conduct themselves professionally, with integrity and always in the best interests of Sundial.

A director must commit the necessary time to their duties as a director and the Corporation expects directors to attend all Board and Committee meetings, if applicable, except in extenuating circumstances.

A director who has a material interest in a matter before the Board or any Committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board or any Committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant statutory provisions regarding conflicts of interest.

If a director is contemplating joining another public company board, changes employment or his or her country of residence, or there is any other significant change, the director must notify the chair of the Nominating and Corporate Governance Committee. The chair will review the matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the Nominating and Corporate Governance Committee. As part of its review, the Nominating and Corporate Governance Committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. The Corporation expects the director to resign if the change creates a conflict of interest, or affects the Corporation’s ability to comply with legal or regulatory requirements or its internal policies.

Mandate of the Board of Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation, including providing guidance and strategic oversight to management. The Board has adopted a formal mandate of the Board (the “Board Mandate”) that details the responsibilities of the Board, including the following:

•	appointing the CEO;

•	developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives;

•	taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

•	reviewing and approving the Corporation’s code of conduct (“Code of Conduct”) and reviewing and monitoring compliance with the Code of Conduct and enterprise risk management processes;

•	reviewing and approving management’s strategic and business plans and the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures; and

•	reviewing and approving material transactions not in the ordinary course of business.

The full text of the Board Mandate is attached as Appendix “D” to this Information Circular.

Position Descriptions

The Board has adopted written terms of reference for the chairman of the Board (the “Chairman”) setting out his or her key responsibilities, including duties relating to determining the frequency, dates and locations of meetings, setting Board meeting agendas and carrying out any other or special assignments or any functions as may be requested by the Board or management, as appropriate.

The Board has also adopted written terms of reference for the chairs of each of the Committees which set out each of the Committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, reporting to the Board and carrying out any other special assignments or any functions as may be requested by the Board.

The Board has adopted written position descriptions for the role of CEO and the role of Chairman. Among other responsibilities, the Chairman shall: (i) set agendas for Board meetings, in consultation with the CEO; (ii) chair all meetings of the Board and the shareholders and ensure that all business required to come before such meetings is brought before the respective meeting; and provide the Board with leadership while maintaining a liaison and communication with all members of the Board and committee chairs, as applicable.

Orientation and Continuing Education

The Board has implemented an orientation program for new directors under which a new director will meet separately with the chairman of the Board, members of the senior executive team and the corporate secretary.

The Nominating and Corporate Governance Committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The chairman of the Board is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of the business of the Corporation remains current.

Ethical Business Conduct

The Corporation has adopted the Code of Conduct that is applicable to all directors, officers, employees and consultants of the Corporation, including the CEO and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act and a “code” under NI 58-101. The code of conduct sets out fundamental values and standards of behavior that are expected from directors, officers and employees of the Corporation with respect to all aspects of Sundial’s business. The objective of the Code of Conduct is to provide guidelines for maintaining the integrity, reputation and honesty of the Corporation with a goal of honoring others’ trust in the Corporation at all times as well as to deter wrongdoing and promote: (i) honest and ethical behavior and fair dealing by all of the Corporation’s directors, officers, employees and consultants; (ii) full, fair, accurate, timely and understandable disclosure in filings with the United States Securities and Exchange Commission (“SEC”) and other public communications; (iii) compliance with applicable governmental rules and regulations; and (iv) accountability for adherence to the Code of Conduct and prompt reporting of its violations.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Code of Conduct or any other policy of the Corporation, or any unethical or questionable act or behavior, the Code of Conduct requires that all directors, officers, employees and consultants of the Corporation promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Corporation has adopted a whistleblowing policy containing procedures that are aimed to facilitate confidential, anonymous submissions of complaints.

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and recommending any necessary or appropriate changes to the Board for consideration. The Nominating and Corporate Governance Committee assists the Board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers therefrom (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which shall be considered by the Audit Committee, or waivers applicable to the Corporation’s directors or executive officers, which shall be subject to review by the Board as a whole).

The full text of the Code of Conduct is posted on the Corporation’s SEDAR profile at www.sedar.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of Bryan Pinney and Elizabeth Cannon, and chaired by Gregory Turnbull, each of whom is independent for purposes of NI 58-101. Following the Meeting, it is contemplated that Lori Ell will replace Elizabeth Cannon on the Corporate Governance Committee.

The Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee Charter”). The principal responsibilities and duties of the Nominating and Corporate Governance Committee include, but are not limited to:

•	identifying individuals qualified to become members of the Board;

•	selecting, or recommending that the Board select, director nominees for the next annual meeting of shareholders and determining the composition of the Board and the Committees;

•	developing and overseeing a process to assess the Board, the chairperson of the Board, the Committees including their chairpersons, individual directors and management of the Corporation; and

•	developing and implementing the Corporation’s corporate governance guidelines.

In identifying new candidates for the Board, the Nominating and Corporate Governance Committee considers what competencies and skills the Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering the Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of the Board and its chairperson and all Committees and their chairpersons. As part of its mandate, the Nominating and Corporate Governance Committee conducts the process for the assessment of the Board, each Committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to the Board on a regular basis.

The Nominating and Corporate Governance Committee reviews the Nominating and Corporate Governance Committee Charter on an annual basis.

Compensation Committee

The Compensation Committee is currently comprised of Elizabeth Cannon and Bryan Pinney, and chaired by Greg Mills, each of whom is independent for purposes of NI 58-101. Following the Meeting, it is contemplated that Lori Ell will replace Elizabeth Cannon on the Compensation Committee. For a description of the education and experience of each member of the Compensation Committee, see “Director Nominees” in this Information Circular.

The Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee consistent with the guidance of the Canadian securities regulatory authorities (the “Compensation Committee Charter”). The Compensation Committee’s purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include, but are not limited to:

•	reviewing executive compensation plans at least annually;

•

in the absence of the CEO, evaluating, at least annually, the CEO’s performance in light of the goals and objectives established by Board and, based on such evaluation, providing recommendations to the Board regarding the CEO’s annual compensation;

•

reviewing, at least annually, the evaluation process and compensation structure for the Corporation’s executive officers and, in consultation with the CEO, reviewing the performance of the other executive officers of the Corporation in order to make recommendations to the Board with respect to the compensation for such officers; and

•

reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment and termination of any incentive and/or equity-based incentive compensation plans (and the aggregate number of securities to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation Committee by any such plans.

The Compensation Committee has the authority in its sole discretion and at the Corporation’s expense, to appoint, compensate and oversee any compensation consultant, legal counsel or other adviser, upon taking into consideration various factors which could impact such consultant’s, counsel’s or adviser’s independence.

The Compensation Committee reviews the Compensation Committee Charter on an annual basis.

Operating and Capital Committee

The Operating and Capital Committee is comprised of Gregory Turnbull and Bryan Pinney, and chaired by Zach George. Of the members of the Operating and Capital Committee, Gregory Turnbull and Bryan Pinney are independent for purposes of NI 58-101.

The Operating and Capital Committee has established a written mandate setting forth the role and objective, composition, authority and responsibility of the Operating and Capital Committee (the “Mandate of the Operating and Capital Committee”). The Operating and Capital Committee’s purpose is to assist the Board in its review of the Corporation’s financial strategy and capital structure, including optimizing the Corporation’s debt to equity ratio and assessing current and future requirements for additional capital. The principal responsibilities and duties of the Operating and Capital Committee include, but are not limited to:

•	approving the Corporation’s negotiations with current and future secured lenders, unsecured lenders and other creditors and other financial advisors, including investment banks;

•	approving the Corporation’s financial efficiencies including ongoing review of its cost structure and cost controls; and

•

working with the CEO and Chief Financial Officer in reviewing and assessing matters relating to the Mandate of the Operating and Capital Committee in order to make appropriate assessments and recommendations to the Board.

The Operating and Capital Committee has the authority in its sole discretion and at the Corporation’s expense, to retain persons that have special expertise or who can provide independent professional advice to assist in fulfilling its responsibilities.

The Mandate of the Operating and Capital Committee is reviewed on an annual basis, and was carried out at the Board level in 2020. The Operating and Capital Committee will be disbanded in 2021.

Audit Committee

The Audit Committee is currently comprised of Greg Mills and Elizabeth Cannon, and chaired by Bryan Pinney, each of whom is independent for the purposes of section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and financially literate within the meaning of NI 52-110. Following the meeting it is contemplated that Lori Ell will replace Elizabeth Cannon on the Audit Committee. Lori Ell is independent for the purposes of section 1.4 of NI 52-110 and financially literate within the meaning of NI 52-110. For a description of the education and experience of each member of the Audit Committee, see “Director Nominees” in this Information Circular.

The Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee (the “Audit Committee Charter”), consistent with NI 52-110. The principal purpose of Audit Committee is to oversee the accounting and financial reporting processes and audits of the Corporation and to assist the Board in discharging its oversight of:

•	the quality and integrity of the Corporation’s financial statements and related information;

•	the independence, qualifications, appointment and performance of the Corporation’s external auditor;

•	the Corporation’s disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	the Corporation’s compliance with applicable legal and regulatory requirements; and

•	the Corporation’s enterprise risk management processes.

The Audit Committee is directly responsible for the appointment, retention and compensation of external auditors and for considering their independence and any potential conflicts of interest. The Audit Committee has access to all books, records, facilities and personnel of the Corporation and is able to request any information about the Corporation as it may deem appropriate. The Audit Committee has the authority in its sole discretion and at the Corporation’s expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

The Audit Committee reviews the Corporation’s policies and procedures for reviewing and approving or ratifying related-party transactions set forth in the Corporation’s Related Party Transaction Policy, and is responsible for reviewing and approving or ratifying all related-party transactions. The Audit Committee will review the Audit Committee Charter annually. The Audit Committee Charter is attached as Appendix “C” to this Information Circular.

Pre-Approval Procedures for Non-Audit Services

The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Corporation by the Corporation’s external auditor. At least annually, the Audit Committee reviews and confirms the independence of the Corporation’s external auditor, including by obtaining statements from the external auditor describing all relationships or services that may affect their independence and objectivity, and the Audit Committee is responsible for taking appropriate actions to oversee the external auditor.

External Auditor Service Fees

Aggregate fees billed by KPMG LLP, the Corporation’s independent external auditor, in the fiscal years ended December 31, 2019 and Fiscal 2020 were approximately $2,509,700 and $1,426,952, respectively, as detailed below.

	Fees billed for the fiscal year ended
Service Retained	December 31, 2019	December 31, 2020
Audit fees(1)	$2,120,500	$1,423,635
Audit-related fees(2)	$240,750	—
Tax fees(3)	$148,450	$3,317
All Other Fees(4)	$—	—

(1)	“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)

“Audit-related fees” include fees for assurance and related services by the Corporation’s independent auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements other than those included in “Audit Fees”.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.
(4)

“All Other Fees” includes the aggregate fees billed in each of the Corporation’s last two fiscal years for products and services provided by the Corporation’s independent auditor, other than the services reported under (1), (2) and (3) above.

Director Term Limits and Other Mechanisms of Board Renewal

On May 11, 2021, the Board adopted a board renewal policy (the “Renewal Policy”) to recognize that periodic board renewal may offer the benefit of introducing new perspectives, ideas, diverse views and experience. Pursuant to the Renewal Policy, each non-executive director of the Corporation will be deemed to submit their resignation on the date that is ten years from the date such individual began serving as a non-executive director. The Nominating and Corporate Governance Committee will then make a recommendation to the Board to accept or reject each deemed director resignation. The Board must consider, but is not obligated to follow, the Nominating and Corporate Governance Committee’s recommendation. If accepted, a deemed resignation will be effective in conjunction with the Corporation’s next annual Shareholder meeting or such other date to allow for orderly transition. If the deemed resignation is not accepted, the director will be deemed to re-submit such resignation prior to the following year’s annual meeting of Shareholders.

The Renewal Policy does not take precedence over the Board and the Nominating and Corporate Governance Committee’s review of the experience, qualifications and skills of Sundial’s directors to ensure that the composition of the Board and Committees, and the competencies and skills of each member, are in line with what the Board and the Nominating and Corporate Governance Committee consider the Board and Committees should possess.

Diversity

On May 11, 2021, the Board adopted a diversity policy (the “Diversity Policy”) to reflect its belief in the benefits of having diversity on the Board, the Corporation’s senior management team and through the entire Corporation. The Diversity Policy helps ensure diversity is considered in the Nominating and Corporate Governance Committee’s process of identifying individuals to serve on the Board and determining the optimal composition of the Board. When reviewing Board composition and identifying suitable candidates, the Board will give due regard to the benefits of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

The Corporation recognizes that gender diversity is a significant aspect of diversity. To promote gender diversity, the selection process for Board appointees/nominees requires at least one female candidate be on the short-list for each available board seat. If no females are selected at the end of any selection process, the Board must be satisfied that there are objective reasons to support this determination.

The Diversity Policy also mandates that diversity be considered in connection with succession planning and appointing the Corporation’s senior management team. To promote gender diversity, the hiring process for Executive Officers will involve preparing a short-list which must include at least one female candidate for each available position. The Corporation will also implement practices to (i) address impediments to gender diversity in the workplace; (ii) regularly review the proportion of women at all levels of the Corporation; (iii) monitor the effectiveness of and continue to expand on existing initiatives designed to identify, support and develop talented women with leadership potential; and (iv) continue to identify new ways to entrench diversity as a cultural priority across the Corporation.

The effectiveness of the Diversity Policy at achieving the Corporation’s diversity objectives will be assessed annually. The Corporation currently has goals to achieve 30% female representation in its management team and 30% female representation on the Board by 2024. The Board currently has and has nominated for election at the Meeting one female director, which represents 20% of nominees to the Board. One out of seven of the Executive Officers are female, which represents 14% of the Corporation’s senior management team.

Environmental, Social and Governance

On May 11, 2021, the Corporation adopted an environment, climate change, health and safety policy (the “ESG Policy”) to reflect its commitment to leadership of health, safety and environmental matters throughout the Corporation’s business activities. The ESG Policy applies to all employees, contractors, officers and directors of the Corporation, including any joint ventures or subsidiaries of which it has effective management control.

Persons covered by the ESG Policy who witness, discover, become aware of or suspect a violation of the ESG Policy are expected to promptly and in good faith report the violation to their manager or senior management. Individuals are expected to take their concerns beyond their manager or senior management if a violation is not resolved. Mechanisms to voice concerns are provided to persons covered by the ESG Policy, including a whistleblower hotline to make anonymous submissions.

The Chief Executive Officer of the Corporation is accountable to the Board for establishing, maintaining and ensuring the ESG Policy is effectively implemented and continues to be of value to the Corporation’s business and stakeholders. The ESG Policy is included in the Corporation’s employee handbook, which is annually reviewed and accepted by all employees, officers and contractors of the Corporation.

APPENDIX “B”

FORM 51-102F6 – STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of the compensation program for the named executive officers (“NEOs”) of the Corporation, as such term is defined in National Instrument 51-102F6 – Statement of Executive Compensation. Unless otherwise stated, all information in this Appendix “B” is given as at December 31, 2020.

The NEOs for the year ended December 31, 2020 are:

•	Zachary George, Chief Executive Officer and Director;

•	James Keough, Chief Financial Officer;

•	Andrew Stordeur, Chief Operating Officer and President – Canada;

•	Ryan Hellard, Chief Marketing and Product Officer; and

•	Charlotte Collett, Chief People Officer.

Subsequent Events

On January 15, 2021, Charlotte Collett resigned from her role of Chief People Officer.

Compensation Discussion and Analysis

Overview

In order to succeed in the highly competitive and evolving market in which Sundial operates, the Corporation needs to attract, retain and motivate a highly talented executive team. Sundial’s executive compensation program is designed to achieve the following objectives:

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provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to the Corporation’s success;

•	motivate the executive team to achieve the Corporation’s strategic business and financial objectives;

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align the interests of the executive officers with those of Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the business of the Corporation; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

The Corporation currently offers executive officers, including NEOs (collectively, “Executive Officers”) cash compensation in the form of base salary and a discretionary annual cash bonus. Historically, the Corporation offered long-term incentive compensation in the form of simple warrants and performance warrants. From time to time, the Board may also grant discretionary cash bonuses to executives for exemplary performance. Long-term annual incentives may consist of stock options (“Options”), performance share units (“PSUs”) and/or restricted share units (“RSUs”, and together with PSUs, “Share Units”). The Corporation also issues all or a certain portion of the annual retainer and/or salary payable to non-employee directors in the form of deferred share units (“Deferred Share Units” or “DSUs”) pursuant to a deferred share unit plan (the “Deferred Share Unit Plan”).The Corporation takes previous grants into account when considering whether to issue new grants.

The Corporation’s compensation philosophy is to motivate its employees to participate directly in the value that their efforts create for Shareholders because the Corporation’s employees are also Shareholders. The Corporation believes that equity-based compensation awards motivate Executive Officers to achieve strategic business and financial objectives, and to also align their interests with the long-term interests of Shareholders.

As the cannabis industry continues to evolve, the Corporation will continue to evaluate its compensation philosophy and compensation program to ensure that compensation is competitive with other similar companies. As part of the annual compensation review process, the Corporation will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

Performance Graph

The following performance graph illustrates the Corporation’s cumulative total Shareholder return by comparing a $100 investment in the Common Shares beginning on August 1, 2019 to the return on the Nasdaq Composite Index and the Horizons Marijuana Life Sciences Index.

As illustrated in the above performance graph, the Common Share price has generally underperformed relative to both the Nasdaq Composite Index and the Horizons Marijuana and Life Sciences Index since Sundial’s initial public offering on August 1, 2019. As described in this Information Circular, the Corporation’s compensation philosophy is to motivate its employees to participate directly in the value that their efforts create for Shareholders. For this reason, the Corporation has focused on using equity-based compensation awards to motivate Executive Officers to achieve strategic business and financial objectives, and to align their interests with the long-term interests of Shareholders.

The performance criteria are based on the Corporation’s relative Shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. This Appendix “B” – Form 51-102F6—Statement of Executive Compensation contains a detailed discussion of executive compensation.

Compensation-Setting Process

The Compensation Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing the Corporation’s human resources, succession planning and compensation policies, processes and practices. The Compensation Committee is also responsible for ensuring that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Corporation’s risk profile. The CEO will make recommendations to the Compensation Committee each year with respect to the compensation for other NEOs.

The Compensation Committee meets at least annually to review the compensation program and make recommendations to the Board for any proposed changes. As part of this review, the Compensation Committee may engage an independent compensation consultant to evaluate the Corporation’s executive compensation program against market practice. For a description of the education and experience of each member of the Compensation Committee relevant to their responsibilities in executive compensation, see “Director Nominees” in this Information Circular. The members of the Compensation Committee have experience serving on audit and compensation committees of other public companies. In addition, the members of the Compensation Committee have experience in top leadership roles and strong knowledge and education in accounting. This background provides the Compensation Committee with the collective experience, knowledge and skills to effectively carry out their responsibilities. For information on each Compensation Committee member’s experience, see the director profiles.

Risk and Executive Compensation

In reviewing the Corporation’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of Sundial. The Compensation Committee also seeks to ensure that compensation practices do not encourage excessive risk-taking behavior by the executive team. Key risk-mitigating practices incorporated into Sundial’s compensation structure are discussed below.

Share Ownership Guidelines

All Executive Officers and directors of the Corporation are expected to maintain a significant equity investment in the Corporation to align their interests with those of Shareholders, and mitigate against the likelihood of undue risk-taking. Executive share ownership guidelines are described below under the heading “Executive Share Ownership Guidelines”.

Trading Restrictions

All Executive Officers, directors and employees are subject to the Corporation’s Corporate Disclosure and Insider Trading Policy which, together with applicable laws, prohibits trading in the securities of the Corporation while in possession of material undisclosed information about the Corporation. The Corporation also has an Anti-Hedging Policy (“Anti-Hedging Policy”) that prohibits a full range of transactions, including short-selling, options, puts and calls, as well as derivatives such as swaps, forwards and futures, prior to shareholding requirements being met. Shareholdings in excess of the mandated requirements are exempt from the Anti-Hedging Policy.

The Corporation does not permit Executive Officers to trade in the Corporation’s securities, including the exercise of option-based awards, except during prescribed trading windows (periods where the trading of securities is not allowed, collectively, “Blackout Periods”). The Corporation may consider implementing an automatic securities disposition program to aid in the liquidation of Common Shares held by executives and employees based on pre-arranged sales conditions. Trading parameters and other instructions would be set out in a written plan document, which would contain meaningful restrictions on the ability of the Executive Officer to vary, suspend or terminate such plan. This would ensure that the Executive Officers cannot profit from material undisclosed information through a decision to vary, suspend or terminate such plan.

Clawback Policies

The Corporation has a clawback policy (“Clawback Policy”) relating to annual bonuses and long-term incentive awards granted to Executive Officers that may be triggered if an Executive Officer engages in fraud or wilful misconduct that results in the need to restate the Corporation’s financial statements, material breaches of the Code of Conduct or any willful acts of fraud, theft or serious misconduct. Amounts recouped under the Clawback Policy may include all incentive payments received over a specified period preceding the event triggering the clawback.

Annual Compensation Components

The annual compensation of Executive Officers includes three major elements: (i) base salary; (ii) short-term incentives, primarily discretionary bonuses awarded by the Board; and (iii) long-term equity incentives that consists of Options, RSUs and/or PSUs granted from time to time. Perquisites and benefits are not intended to be a significant element of compensation of executive officers.

Base Salary

Base salary is provided as a fixed source of compensation for Executive Officers. Base salaries are determined on an individual basis, taking into account the scope of the Executive Officer’s role, responsibilities, expertise and prior experience. Base salaries for Executive Officers are reviewed annually by the Board and may be adjusted based on the Executive Officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted by the Board throughout the year to reflect promotions or other changes in the scope or breadth of the Executive Officer’s role or responsibilities.

Short-Term Incentives

The Board has the ability to grant discretionary bonuses to executive officers linked to the achievement of corporate, team and personal performance targets. Individual targets are market based.

Long-Term Equity Incentives

Stock Option Plan

The Corporation has a stock option plan (the “Stock Option Plan”) that provides eligible participants (each, a “Participant”) with compensation opportunities that support the achievement of the Corporation’s performance objectives, align the interests of Participants with those of Shareholders, and attract, retain and motivate Participants critical to the long term success of the Corporation and its subsidiaries. The material features of the Stock Option Plan are summarized below.

Administration and Eligibility

The Stock Option Plan is administered by the Board and the Compensation Committee. Directors, Executive Officers, employees and consultants of the Corporation and its subsidiaries are eligible to participate in the Stock Option Plan.

Common Shares Subject to the Stock Option Plan and Participation Limits

The maximum number of Common Shares available for issuance under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation is 10% of the number of issued and outstanding Common Shares from time to time. Common Shares underlying stock options that have been exercised or disposed of or that have expired or terminated for any reason become available for subsequent issuance under the Stock Option Plan. Based on the number of shares outstanding as of the date of this Information Circular there are 10,393,866 Options available for issuance under the

Stock Option Plan, less any units outstanding under the Corporation’s restricted and performance share unit plan (the “Restricted and Performance Share Unit Plan”) discussed under the heading “Restricted and Performance Share Unit Plan”.

Pursuant to the terms of the Stock Option Plan, no more than 5% of the number of issued and outstanding Common Shares may be issued under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation then existing to any one Participant.

Options

The exercise price for Options is determined by the Board as of the date of grant (“Grant Date”), which may not be less than the fair market value of a Common Share (being the closing price of a Common Share on the trading day immediately preceding the Grant Date) on the date the Option is granted. The Board shall determine when an Option will become vested and may determine that the Option become vested in installments and may make vesting of the option conditional on the achievement of certain performance targets. The Board may also, in its discretion, at any time, permit the exercise of any or all Options, provided that the Board will not, in any case, authorize the exercise of an option at any time after its date of expiry (“Expiry Date”). Previous grants are not taken into account when considering new grants.

Options must be exercised within a period fixed by the Board which period shall not exceed ten years from the Grant Date, provided that if the Expiry Date falls during a Blackout Period, the Expiry Date will be automatically extended until ten business days after the end of the Blackout Period. The Stock Option Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a Participant’s employment or services.

Vested Options can be exercised by payment in full of the applicable exercise price in cash or by certified check, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Board. Additionally, in order to facilitate the payment of the exercise price of the Options, a specific grant under the Stock Option Plan may have a cashless exercise feature. Pursuant to the cashless exercise feature, an eligible Participant may elect to receive: (i) an amount in cash equal to the cash proceeds realized upon the sale of the Common Shares underlying the Options by a securities dealer in the capital markets, minus the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the unexercised Options, minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; or (iii) a combination of (i) and (ii).

Termination of Employment or Services

Unless otherwise determined by the Board, in the event of a termination of a Participant’s employment or service for any reason, all outstanding Options granted to the Participant under the Stock Option Plan that are unvested on the cessation date will be forfeited. All outstanding Options that are vested as of the cessation date will be exercisable as follows, after which time such vested Options will automatically terminate: (i) if the Participant ceases to be an employee, director or consultant by reason of death, his or her Options must be exercised by his or her designated legal representative within twelve months of the date of death; (ii) if the Participant ceases to be an employee, director, contractor or consultant of the Corporation by reason of termination without cause (as defined in the Stock Option Plan), retirement or disability of an employee, or resignation of a director, his or her Options must be exercised within ninety days of the cessation date; and (iii) if the Participant ceases to be an employee, director or consultant by reason of termination for cause, resignation by an employee, voluntary termination by a consultant or breach of a consulting agreement, his or her Options will automatically terminate on the cessation date and may no longer be exercised. In no event may Options be exercised later than the applicable expiry date of the Options, after which time all remaining Options will terminate.

Change of Control

In the event of a Change of Control (as defined in the Stock Option Plan), the surviving, successor or acquiring entity will assume any outstanding Options or substitute similar options for the outstanding Options. If the surviving, successor or acquiring entity does not assume any outstanding Options or substitute similar Options for the outstanding Options, or if the Board otherwise determines in its discretion, the Stock Option Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested and, unless otherwise exercised, forfeited or cancelled prior to the termination of the Stock Option Plan, will expire immediately prior to the termination of the Stock Option Plan.

In the event of a Change of Control, the Board may provide for the treatment of each outstanding Option, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the Options as it considers fair and appropriate in the circumstances, provided such changes are not adverse to Participants; (ii) otherwise modifying the terms of the Options to assist Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and/or (iii) terminating, conditionally or otherwise, the Options not exercised following successful completion of such Change of Control.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Options), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Stock Option Plan; (ii) the number or kind of Common Shares or other securities subject to any outstanding Options; and (iii) the exercise price of any outstanding Options; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities.

Amendment or Termination

The Board may amend or suspend any provision of the Stock Option Plan or any Option, or terminate the Stock Option Plan, at any time without Shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the securities of the Corporation are listed, if any, that require the approval of Shareholders or any governmental or regulatory body. However, except as set forth in the Stock Option Plan or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a Participant under any Option previously granted to a Participant without his or her consent.

The Board may make certain amendments to the Stock Option Plan or to any Option outstanding thereunder without seeking Shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Options to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the Stock Option Plan or any Option, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Stock Option Plan or any Option, and amendments necessary to suspend or terminate the Stock Option Plan. Only the following types of amendments will not be able to be made without obtaining Shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the Stock Option Plan;

•	increasing the length of the period after a Blackout Period during which Options may be exercised;

•	any amendment that would result in the exercise price for any Option being lower than the fair market value on the applicable Grant Date;

•

permitting the introduction or reintroduction of non-employee directors as eligible recipients for Options on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

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reducing the exercise price of an Option or allowing for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of any stock exchange on which the securities of the Corporation are listed, except, in each case, pursuant to a Change of Control or other adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation;

•	extending the Expiry Date of an Option, except for an automatic extension of an Option that expires during a blackout period;

•	permitting awards under the Stock Option Plan to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provision under the Stock Option Plan; and

•	amendments required to be approved by Shareholders under applicable law or the rules of any stock exchange on which the securities of the Corporation are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a Participant under the Stock Option Plan are not transferable or assignable.

Restricted and Performance Share Unit Plan

The Restricted and Performance Share Unit Plan provides eligible participants with compensation opportunities that support the achievement of the Corporation’s performance objectives, aligns the interests of eligible participants with those of Shareholders, and attracts, retains and motivates eligible participants critical to the long term success of the Corporation and its subsidiaries. The material features of the Restricted and Performance Share Unit Plan are summarized below.

Administration and Eligibility

The Restricted and Performance Share Unit Plan is administered by the Board and the Compensation Committee. Employees, officers and consultants of the Corporation and its subsidiaries are eligible to participate in the Restricted and Performance Share Unit Plan (“SUP Participants”).

Common Shares Subject to the Restricted and Performance Share Unit Plan and Participation Limits

The maximum number of Common Shares that will be available for issuance under the Restricted and Performance Share Unit Plan is 10% of the issued and outstanding Common Shares from time to time. Common Shares underlying Share Units that have been settled or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Restricted and Performance Share Unit Plan. Based on the number of Common Shares outstanding as of the date of this Information Circular there are 10,393,866 Share Units available for issuance under the Restricted and Performance Share Unit Plan, less any Options outstanding under the Stock Option Plan.

Pursuant to the terms of the Restricted and Performance Share Unit Plan: (i) no more than 10% of the outstanding Common Shares may be issuable at any time under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Corporation; and (ii) no more than 5% of the outstanding Common Shares may be issued under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Corporation to any one SUP Participant.

Share Units

The Board has the discretion to grant Share Units under the Restricted and Performance Share Unit Plan. Additionally, subject to the approval of the Board, a non-U.S. participant may elect to defer their bonus compensation to be received under the Corporation’s short-term incentive plan in the form of RSUs.

A RSU or PSU is a right granted to a participant to receive a Common Share or a cash payment equal to the fair market value thereof that generally becomes vested, if at all: (i) for RSUs, following a period of continuous employment or service; and (ii) for PSUs, subject to the attainment of performance vesting conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board, which may include financial or operational performance of the Corporation, total Shareholder return or individual performance criteria, measured over a performance period.

The Board may also, in its discretion, accelerate the vesting of any or all RSUs or PSUs and related dividend Share Units (as described below) held by a SUP Participant in the manner and on the terms authorized by the Board, and in the case of PSUs, having regard to the level of achievement of the applicable performance vesting conditions prior to the applicable vesting date.

When dividends (other than share based dividends) are paid on Common Shares, dividend Share Units will be credited to a SUP Participant’s Share Unit account on the dividend payment date. The number of dividend Share Units to be credited will be determined by multiplying the aggregate number of Share Units held by the SUP Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the fair market value on the dividend payment date, rounded down to the nearest whole Share Unit. Dividend Share Units credited to a SUP Participant will be subject to the same vesting conditions applicable to the related RSUs or PSUs.

As soon as practicable following the vesting date of a Share Unit and in any event no later than December 15 of the third year following the year in respect of which the Share Unit is granted, and for U.S. participants, prior to March 15th of the year following the year in which the vesting date occurs, the Corporation will redeem all of a SUP Participant’s vested Share Units by, as determined in the discretion of the Corporation: (i) issuing from treasury a number of Common Shares that is equal to the number of vested Share Units held by the SUP Participant on the settlement date; (ii) delivering to the SUP Participant an amount in cash (net of applicable withholding taxes) equal to the number of vested Share Units held by the SUP Participant on the settlement date multiplied by the fair market value of a Common Share on the settlement date; (iii) delivering to the SUP Participant a whole number of Common Shares purchased on the open market that is equal to the number of vested Share Units held by the SUP Participant on the settlement date; or (iv) a combination of (i), (ii) and (iii).

Termination of Employment or Services

Unless otherwise determined by the Board, the following rights apply in the event of a termination of a SUP Participant’s employment or service under the Restricted and Performance Share Unit Plan.

All RSUs that are granted pursuant to the deferral of a SUP Participant’s bonus compensation and all related dividend Share Units, will fully vest on the SUP Participant’s cessation date, regardless of the reason for termination of the SUP Participant’s employment.

In the event a SUP Participant’s employment is terminated for cause (as defined in the Restricted and Performance Share Unit Plan) or the SUP Participant resigns for any reason (other than retirement), all Share Units held by the SUP Participant on the cessation date will automatically terminate.

In the event of a SUP Participant’s death, all unvested Share Units held by the SUP Participant on the cessation date will automatically terminate, and any vested Share Units will be settled as soon as practicable following the cessation date.

In the event a SUP Participant’s employment is terminated due to a disability, the SUP Participant’s retirement or a termination without cause, a portion of the SUP Participant’s unvested RSUs and related dividend Share Units will vest on the cessation date. The percentage that will vest will be determined by a fraction, the numerator of which is the number of days that have elapsed from the grant date up to and including the cessation date, and the denominator of which is the number of days from the grant date up to and including the original vesting date, and will be settled as soon as practicable following the cessation date. All other unvested RSUs and related dividend Share Units held by the SUP Participant will automatically terminate on the cessation date.

In the event a SUP Participant’s employment is terminated due to a disability, the SUP Participant’s retirement or a termination without cause: (i) a portion of the SUP Participant’s unvested PSUs and related dividend Share Units (based on the number of days that have elapsed from the grant date up to and including the cessation date) will continue to be held by the SUP Participant and will vest at the same time and based on the achievement of the applicable performance vesting conditions as if the SUP Participant had remained employed or in service until the original vesting date, at which time all vested PSUs and related dividend Share Units will be settled; and (ii) all other PSUs and related dividend Share Units will terminate on the cessation date. All outstanding PSUs and related dividend Share Units that fail to vest on the vesting date will automatically terminate on the vesting date.

For SUP Participants who are consultants, if a SUP Participant’s consulting agreement or arrangement is terminated voluntarily by the consultant or by a participating company for breach by the consultant of the consulting agreement or arrangement, which includes a termination for cause, all Share Units held by the consultant on the cessation date will automatically terminate. If a consultant’s consulting agreement or arrangement terminates by reason of death of the consultant or by a participating company for any reason whatsoever other than for breach of the consulting agreement or arrangement by the consultant, all unvested share units held by the consultant on the cessation date will automatically terminate and any vested Share Units will be settled as soon as practicable following the cessation date.

Change of Control

In the event of a Change of Control (as defined in the Restricted and Performance Share Unit Plan), the surviving, successor or acquiring entity will assume any outstanding Share Units or substitute similar share units for the outstanding Share Units. If the surviving, successor or acquiring entity does not assume any outstanding Share Units or substitute similar Share Units for the outstanding Share Units, or if the Board otherwise determines in its discretion, the Restricted and Performance Share Unit Plan will be terminated effective immediately prior to the Change of Control and all RSUs (and related dividend Share Units) and a specified number of PSUs (and related dividend Share Units) will be deemed to be vested and, unless otherwise settled, forfeited or cancelled prior to the termination of the plan, will be settled immediately prior to the termination of the Restricted and Performance Share Unit Plan. The number of PSUs which will be deemed to be vested will be determined by the Board, in its discretion, having regard to the level of achievement of the performance vesting conditions prior to the Change of Control.

In the event of a Change of Control, the Board may provide for the treatment of each outstanding Share Unit, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the Share Units as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the SUP Participants; (ii) otherwise modifying the terms of the Share Units to assist the SUP Participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminating, conditionally or otherwise, the Share Units not settled following successful completion of such Change of Control.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Restricted and Performance Share Unit Plan; (ii) the number or kind of shares or other securities subject to any outstanding Share Units; (iii) the number of Share Units in the SUP Participants’ share unit account; and (iv) the vesting of PSUs; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities.

Amendment or Termination

The Board may amend or suspend any provision of the Restricted and Performance Share Unit Plan or any Share Unit, or terminate the Restricted and Performance Share Unit Plan, at any time without Shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the securities of the Corporation are listed, if any, that require the approval of Shareholders or any governmental or regulatory body. However, except as set forth in the Restricted and Performance Share Unit Plan or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a SUP Participant under any Share Unit previously granted to the SUP Participant without his or her consent.

The Board may make certain amendments to the Restricted and Performance Share Unit Plan or to any Share Unit outstanding thereunder without seeking Shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Share Units to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any Share Unit, amendments to the termination or early termination provisions of the Restricted and Performance Share Unit Plan or any Share Unit, and amendments necessary to suspend or terminate the plan. Only the following types of amendments will not be able to be made without obtaining Shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the Restricted and Performance Share Unit Plan;

•

permitting the introduction or reintroduction of non-employee directors as eligible recipients of Share Units on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provision under the Restricted and Performance Share Unit Plan; and

•	amendments required to be approved by Shareholders under applicable law or the rules of any stock exchange on which the securities of the Corporation are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a SUP Participant under the Restricted and Performance Share Unit Plan will not be transferable or assignable.

Legacy Warrant Grants

The Corporation has historically awarded equity compensation to certain of its employees, including the Executive Officers, in the form of warrants to purchase common shares (“Employee Warrants”).

As of December 31, 2020, there were 3,424,600 simple Employee Warrants (as described below) and 1,672,000 performance Employee Warrants (as described below) outstanding, together representing approximately 0.01% of the issued and outstanding Common Shares as of that date, of which 2,155,800 simple Employee Warrants, and 1,053,867 performance Employee Warrants, were vested and exercisable. Vested Employee Warrants may be exercised by the holder by completing an exercise form and delivering it and the exercise price (and any applicable withholdings and deductions) to the Corporation.

The Corporation has awarded both simple Employee Warrants and performance Employee Warrants. Provided the holder remains employed with the Corporation as at the applicable vesting date, simple Employee Warrants generally vest over a period of three to seven years from the date of grant and performance Employee Warrants generally vest upon the achievement of specified performance targets. The Board may accelerate the vesting of the Employee Warrants in its sole discretion immediately prior to a change of control. Employee Warrants are non-transferable without the consent of the Board.

Employee Warrants generally cease to vest and expire as of a holder’s cessation of employment or service if it is in connection with a termination by the Corporation for cause (as defined in the applicable Employee Warrant award agreement), the resignation of the holder, a material breach of a consulting contract or the resignation or removal of the holder as a director. In the event of a holder’s death or disability, the Employee Warrants held by such holder generally expire at the earlier of: (i) their stated expiry date; and (ii) the day that is one year after the holder’s cessation date. In the event of a termination for any other reason, the Employee Warrants held by such holder will generally expire at the earlier of: (i) their stated expiry date; and (ii) the day that is 60 days after the holder’s cessation date. On April 3, 2020, the Board approved a six month extension of Employee Warrants beyond their original termination date, provided that in any such case the Employee Warrants will not expire prior to November 4, 2020. Some holders are entitled to accelerated vesting of their Employee Warrants in connection with a termination of their employment by the Corporation without cause. Additionally, if a transaction that would be reasonably likely to result in a change of control has been proposed to the Board and is actively being pursued by the Corporation at a holder’s the cessation date, on which the holder ceases to be a director of, or to be employed by or under a contract as a consultant with us, by reason of termination without cause, then the Board may determine that some or all of such holder’s Employee Warrants will conditionally vest in order to allow the holder to participate in the change of control.

Deferred Share Unit Plan

The Deferred Share Unit Plan provides non-employee directors of the Corporation and its subsidiaries with compensation opportunities that align the interests of non-employee directors with those of Shareholders and attract, retain and motivate non-employee directors critical to the long term success of the Corporation and its subsidiaries. The material features of the Deferred Share Unit Plan are summarized below.

Administration and Eligibility

The Deferred Share Unit Plan is administered by the Board and the Compensation Committee. Non-employee directors of the Corporation and its subsidiaries (“Eligible Directors”) may participate in the Deferred Share Unit Plan.

Award of Deferred Share Units

The Board may direct that all or a portion of the annual retainer and/or salary payable to an Eligible Director (the “Mandatory Deferred Retainer Amount”) shall be received in the form of Deferred Share Units. Additionally, each Eligible Director may elect to receive all or a portion of such director’s annual retainer or salary payable (“Annual Retainer”) that is in excess of the Mandatory Deferred Retainer Amount in the form of Deferred Share Units. Deferred Share Units credited pursuant to Board direction or Eligible Director election shall vest immediately.

All Deferred Share Units will be credited to an Eligible Director’s account on the books of the Corporation on, unless otherwise determined by the Board, March 15th, June 15th, September 15th and December 15th of each calendar year (the “Award Date”); provided that, any such date is not a business day or in a Blackout Period (as defined in the Deferred Share Unit Plan). The number of Deferred Share Units credited to each Eligible Director’s account on the Award Date will be determined by dividing (i) the amount of the applicable portion of the Annual Retainer to be credited on that Award Date by (ii) the fair market value as at the Award Date.

An Eligible Director’s account shall be credited with additional Deferred Share Units on any dividend payment date in respect of which normal cash dividends are paid on the Common Shares. Such additional Deferred Share Units shall be computed by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Deferred Share Units recorded in the Eligible Director’s account on the record date for such dividend, by (ii) the fair market value as at the dividend payment date, rounded to the nearest one-thousandth of a Deferred Share Unit. Such additional Deferred Share Units shall be subject to the same vesting conditions applicable to the related Deferred Share Units.

Redemption of Deferred Share Units

If an Eligible Director ceases to hold all positions with the Corporation or its subsidiaries as a result of the Eligible Director’s death, retirement, or resignation (each, a “Termination Event”), the Corporation shall redeem all vested Deferred Share Units credited to an Eligible Director’s account for an amount equal to: (i) the number of vested Deferred Share Units credited to the Eligible Director’s account or elected by the Eligible Director, as applicable, multiplied by (ii) the fair market value as at that date minus (iii) applicable withholding taxes (the “Deferred Share Unit Amount”). The Deferred Share Unit Amount shall be paid in cash as a lump-sum by the Corporation no later than December 31 of the year following the year in which the Eligible Director’s Termination Event (or in the case of a U.S. Eligible Director, separation from service under Treasury Regulation Section 1.409A -1(h) (“Separation from Service”)) occurs. Upon payment of the Deferred Share Unit Amount, the Deferred Share Units shall be cancelled and such Eligible Director shall have no further rights under the Deferred Share Unit Plan in respect of the redeemed Deferred Share Units.

Notwithstanding the preceding paragraph, if an Eligible Director becomes an employee of the Corporation or its subsidiaries, such director’s eligibility to participate in the Deferred Share Unit Plan will be suspended for the period during which such director remains an employee. In such a circumstance, the director shall not be eligible to be credited with additional Deferred Share Units and shall not be eligible for redemption of Deferred Share Units until the date of the Eligible Director’s Termination Event (or in the case of a U.S. Eligible Director, the Separation from Service).

Except as otherwise provided in the agreement evidencing the award of Deferred Share Units, any Deferred Share Units that are unvested on the date of the Eligible Director’s Termination Event (or in the case of a U.S. Eligible Director, the Separation from Service) shall automatically be forfeited without additional consideration and the Eligible Director shall have no further rights respecting any such Deferred Share Units.

Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its Shareholders to make or authorize any recapitalization, reorganization or other change in the Corporation’s capital structure.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Deferred Share

Units), with respect to: (i) the accounts of each Eligible Director and (ii) the Deferred Share Units outstanding under the Deferred Share Unit Plan; provided, however, that no adjustment will obligate the Corporation to compensate an Eligible Director for a downward fluctuation in the price of Common Shares.

Amendment or Termination

The Board may amend or suspend any provision of the Deferred Share Unit Plan, or terminate the Deferred Share Unit Plan, at any time without Eligible Director consent. However, except as set forth in the Deferred Share Unit Plan or as required pursuant to applicable law, no amendment or termination by the Board may adversely affect the rights of an Eligible Director with respect to the Deferred Share Units to which the Eligible Director is then entitled under the Deferred Share Unit Plan.

Assignment

Except as required by law or in the event of death of the participant, the rights of an Eligible Director under the Deferred Share Unit Plan will not be transferable or assignable.

Benefit Plans

The Corporation provides its Executive Officers with life, medical, dental and vision insurance programs on the same basis as other employees, or an allowance to purchase individual benefit and insurance coverage. These benefits are offered consistent with local market practice.

Executive Share Ownership Guidelines

The Corporation has executive share ownership guidelines to further align the interests of the Executive Officers with those of Shareholders. The ownership guidelines establish minimum equity ownership levels for Executive Officers based on a multiple of their base salary and their level of seniority. Executive Officers are expected to meet the prescribed ownership levels within five years of the later of the completion the Corporation’s initial public offering on NASDAQ and the date of their appointment to an executive position.

The following table shows the expected ownership guideline for the Executive Officers:

Level	Base Salary Multiple
Chief Executive Officer	3x
Other Executive Officers	2x

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the terms of the outstanding Employee Warrants, the Stock Option Plan, the Restricted and Performance Share Unit Plan, and the Deferred Share Unit Plan please refer to “Annual Compensation Components — Long-Term Equity Incentives” above. For a summary of the termination and change of control benefits provided under the NEOs’ employment agreements, please refer to the “Employment Agreements” section below.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to the Corporation’s NEOs for the three most recently completed financial years:

Name and Principal Position	Year		Salary(1)	Share- Based Awards(2)	Option-Based Awards(3)	Annual Incentive Plans(4)	Long- term Incentive Plans	All Other Compensation(5)		Total Compensation
Zachary George	2018		$—	$—	$—	$—	$—	$—			$—
	2019	(7)	$350,000	$—	$—	$25,000	$—	$—			$—
Chief Executive Officer	2020	(8)	$458,333	$4,367,034	$—	$—	$—	$31,564			$4,856,932
James Keough	2018		$125,000	$—	$396,648	$25,000	$—	$2,100			$548,748
	2019		$191,667	$—	$1,455,856	$50,000	$—	$—			$1,697,523
Chief Financial Officer	2020		$236,537	$370,128	$84,430	$—	$—	$16,460			$707,555
Charlotte Collett	2018		$150,000	$—	$468,025	$25,000	$—	$2,100			$645,125
	2019		$225,000	$—	$712,495	$113,263	$—	$2,100			$1,052,858
Former Chief People Officer	2020		$213,749	$229,437	$84,430	$—	$—	$14,169			$541,785
Andrew Stordeur	2018		$200,000	$—	$737,996	$55,000	$—	$2,100		$	,995,096
	2019		$254,167	$—	$1,256,129	$—	$—	$446,143	(6)		$1,956,439
President – Canada	2020		$331,090	$344,156	$112,574	$—	$—	$26,324			$814,143
Ryan Hellard	2018		$175,000	$—	$744,713	$55,000	$—	$2,100			$976,813
	2019		$206,250	$—	$1,256,052	$50,000	$—	$—			$1,512,302
Chief Marketing and Product Officer	2020		$238,461	$286,796	$112,574	$—	$—	$12,437			$650,268

Notes:

(1)	Represents the base salary paid in each year.

(2)

All share-based awards were RSUs granted pursuant to the RSU Plan. The fair-value of the share-based awards shown were calculated by multiplying the total number of units granted to each NEO on the grant date by the closing price of the Common Shares on the trading day immediately preceding the grant date.

(3)

Reflects the grant date fair value of warrants that were granted in each year (determined in accordance with the Black-Scholes valuation model, assuming a risk-free rate of 0.290% and an expected volatility of 143%).

(4)	Amounts reflect annual target bonus for each NEO.

(5)	None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.

(6)	Represents a signing bonus.

(7)	All compensation for Mr. George in 2019 relates solely to his role as a director.

(8)	All compensation for Mr. George in 2020 relates solely to his role as CEO.

Employment Agreements

The Corporation has entered into employment agreements with each NEO. The material terms of the employment agreements are discussed below.

Zachary George, Chief Executive Officer and Director

The Corporation may terminate Mr. George at any time without cause and the Corporation will be required to provide him with a separation package comprised of: (i) his annual base salary earned up to the cessation date, any accrued vacation entitlement which he has not used as of the termination date and any of his accrued but unpaid business expenses; (ii) termination notice of one year (which may be provided as pay in the form of base salary in lieu of notice); (iii) a lump sum payment in lieu of benefits equal to 3% of his annual base salary; and (iv) subject to the terms of the applicable equity plan and of any applicable agreement, all of his issued but unvested Options and RSUs will immediately vest on the cessation date. The provision of a separation package is in full and final settlement of all claims Mr. George may have against the Corporation.

Pursuant to Mr. George’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. George will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) his annual base salary earned up to the cessation date, any accrued vacation entitlement which he has not used as of the cessation date and any of his accrued but unpaid business expenses; (ii) a lump sum payment in an amount equal to his annual base salary; (iii) 3% of his annual base salary in lieu of benefits and; (iv) all of his unvested RSUs will immediately vest on the closing of the change of control.

Mr. George’s employment agreement also contains restrictive covenants.

James Keough, Chief Financial Officer

The Corporation may terminate Mr. Keough at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus: (i) termination notice of (a) one year if the cessation date occurs prior to August 14, 2019 or (b) two years if the cessation date occurs after August 14, 2019 (which may be provided as pay in the form of base salary in lieu of notice); and (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock Options, simple Employee Warrants and performance Employee Warrants previously granted to Mr. Keough will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Keough’s execution of a release of claims.

Pursuant to Mr. Keough’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Keough will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) the accrued obligations; (ii) one times his annual base salary; and (iii) 3% of his annual base salary in lieu of benefits.

Mr. Keough’s employment agreement also contains restrictive covenants.

Andrew Stordeur, Chief Operating Officer and President – Canada

The Corporation may terminate Mr. Stordeur at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus: (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice); (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary; and (iii) all of his outstanding performance Employee Warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested Options, simple Employee Warrants and performance Employee Warrants previously granted to Mr. Stordeur will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Stordeur’s execution of a release of claims.

Pursuant to Mr. Stordeur’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Stordeur will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) the accrued obligations; (ii) two times his annual base salary; and (iii) 3% of his annual base salary in lieu of benefits, and all of his outstanding Employee Warrants will immediately vest on the cessation date.

Mr. Stordeur’s employment agreement also contains restrictive covenants.

Ryan Hellard, Chief Marketing and Product Officer

The Corporation may terminate Mr. Hellard at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) all of his outstanding performance Employee Warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested Options, simple Employee Warrants and performance Employee Warrants previously granted to Mr. Hellard will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Hellard’s execution of a release of claims.

Pursuant to Mr. Hellard’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Hellard will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the accrued obligations, (ii) two times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits, and all of his outstanding performance Employee Warrants will immediately vest on the cessation date.

Mr. Hellard’s employment agreement also contains restrictive covenants.

Charlotte Collett, Chief People Officer

The Corporation may terminate Ms. Collett at any time without cause and the Corporation will be required to provide her with her accrued obligations, plus: (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice); (ii) a lump sum payment in lieu of benefits equivalent to 3% of her annual base salary; and (iii) all of her outstanding performance Employee Warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested Options, simple Employee Warrants and performance Employee Warrants previously granted to Ms. Collett will immediately vest on the cessation date. The receipt of the separation package is conditioned on Ms. Collett’s execution of a release of claims.

Pursuant to Ms. Collett’s employment agreement, if a change of control occurs and her employment is subsequently or contemporaneously terminated by the Corporation or its successor, Ms. Collett will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) the accrued obligations; (ii) one time her annual base salary; and (iii) 3% of her annual base salary in lieu of benefits, and all of her outstanding Employee Warrants will immediately vest on the cessation date.

Ms. Collett’s employment agreement also contains restrictive covenants.

Summary of Termination Payments

The table below shows the incremental payments payable to NEOs under the terms of their employment agreements upon the occurrence of certain events, assuming termination is effective as at December 31, 2020.

Name and Principal Position	Event	Severance	Option-Based Awards(1)	Other Payments	Total
Zachary George	Termination without cause	$500,000	—	$15,000	$515,000
Chief Executive Officer(2)	Termination and change of control	$500,000		15,000	$515,000
James Keough	Termination without cause	$500,000	—	$7,500	$507,500
Chief Financial Officer	Termination and change of control	$250,000	—	$7,500	$257,500
Charlotte Collett	Termination without cause	$450,000	—	$6,750	$456,750
Former Chief People Officer	Termination and change of control	$225,000	—	$6,750	$231,750
Andrew Stordeur President – Canada	Termination without cause	$800,000	—	$12,000	$812,000
	Termination and change of control	$800,000	—	$12,000	$812,000
Ryan Hellard	Termination without cause	$500,000	—	$7,500	$507,500
Chief Marketing and Product Officer	Termination and change of control	$500,000	—	$7,500	$507,500

Notes:

(1)	All option-based awards were out-of-the money based on the December 31, 2020 price of USD$0.4740 (CAD$0.6035) per Common Share.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Employee Warrants and other option-based awards expected to be held by each of the NEOs as at December 31, 2020.

Name	Number of common shares underlying unexercised option- based awards	Exercise price ($)	Expiration date	Value of unexercised in- the- money option-based awards ($)(1)
Zachary George Chief Executive Officer	—	—	—	—
James Keough Chief Financial Officer	80,000 108,000 160,000 75,000	2.97 2.97 6.25 0.83	August 14, 2023 August 1, 2024 June 15, 2027 May 27, 2030	— — — —
Andrew Stordeur President – Canada	38,400 38,400 115,200 160,000 100,000 192,000 192,000	0.63 0.63 0.63 6.25 0.83 0.63 3.13	March 6, 2023 March 6, 2024 August 1, 2024 January 11, 2027 May 27, 2030 5 years from vest date 5 years from vest date	— — — — — — —
Ryan Hellard Chief Marketing and Product Officer	38,400 38,400 115,200 160,000 100,000 192,000 192,000	0.63 0.63 0.63 6.25 0.83 0.63 3.13	March 1, 2023 March 1, 2024 August 1, 2024 January 11, 2027 May 27, 2030 5 years from vest date 5 years from vest date	— — — — — — —
Charlotte Collett Former Chief People Officer	120,000 40,000 16,000 64,000 80,000 75,000	2.97 2.97 2.97 2.97 6.25 0.83	June 18, 2023 September 18, 2023 September 18, 2024 August 1, 2024 January 11, 2027 May 27, 2030	— — — — — —

Notes:

(1)	All option-based awards were out-of-the money based on the December 31, 2021 price of USD$0.4740 (CAD$0.6035) per Common Share.

The following table sets out information on the outstanding share-based awards held by each of the Corporation’s NEOs as at December 31, 2020.

Name	Number of common shares underlying unvested share-based awards	Value of share-based awards that have not vested(1)	Value of vested share-based awards not distributed(2)
Zachary George Chief Executive Officer	RSUs:875,000 DSUs: —	$2,183,517 —	$ $	— 1,153
James Keough Chief Financial Officer	RSUs:170,000	$199,404		$—
Andrew Stordeur President and Chief Operating Officer	RSUs:200,000	$229,437		$—
Ryan Hellard Chief Marketing and Product Officer	RSUs:166,667	$191,198		$—
Charlotte Collett Former Chief People Officer	RSUs:133,334	$152,959		$—

Notes:

(1)

The value of the share-based awards that have not yet vested were calculated by multiplying the total number of units that have not yet vested by the closing price of the Corporation’s common shares on the trading day immediately preceding the grant date.

(2)

The value of the share-based awards that have not been distributed were calculated by multiplying the total number of units that have not been distributed by the closing price of the Corporation’s common shares on the trading day immediately preceding the grant date.

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of the NEOs, the value of the option-based awards and share based awards that vested in accordance with their terms during Fiscal 2020.

Name and Principal Position	Option-Based Awards – Value Vested During 2020(1)	Share-Based Awards – Value Vested During 2020
Zachary George Chief Executive Officer	$—	$2,183,517
James Keough Chief Financial Officer	$—	$170,724
Andrew Stordeur President – Canada	$—	$114,719
Ryan Hellard Chief Marketing and Product Officer	$—	$95,598
Charlotte Collett Former Chief People Officer	$—	$76,478

Notes:

(1)	No option-based awards vested during the fiscal year ended December 31, 2020.

Securities authorized for issuance under Equity Compensation Plans

The following table sets out the equity compensation plan information as at December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plan Approved by Shareholders	—	—	—
Equity Compensation Plan Not Approved by Shareholders	(720,600 Options; 1,656,916 RSUs and 3,323,263 DSUs)	$1.82 (Options)	9,219,556

Director Compensation

Introduction

The following discussion describes the significant elements of the compensation program for members of the Board and its Committees. The compensation of directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of Shareholders. Directors who are employees of the Corporation (each, an “Excluded Director”), will not be entitled to receive any compensation for their service as directors. As at December 31, 2020, Zachary George was considered an Excluded Director.

The following table sets out the compensation provided to the directors for Fiscal 2020:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Bryan Pinney	75,000	425,865	—	—	—	—	500,865
Greg Mills	104,615	1,045,685	—	—	—	—	1,150,300
Zachary George	—	4,367,034	—	—	—	—	4,367,034
Elizabeth Cannon	75,000	368,008	—	—	—	—	443,008
Gregory Turnbull	75,000	368,008	—	—	—	—	443,008

Director Compensation

The Board, on the recommendation of the Compensation Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. Such compensation arrangements are based on multiple factors, including the relatively high number of Board meetings held, high level of activity in which the Corporation engages in and the improved balance sheet of the Corporation, relative to previous years.

Effective as of May 28, 2020 and in consideration for serving on the Board, each director (other than Excluded Directors and the chairman of the Board) is paid an annual cash retainer of $75,000 and $225,000 in compensation to be paid in DSUs. The chairman of the Board will receive annual cash compensation of $125,000 and $575,000 in compensation to be paid in DSUs, subject to the chairman of the Board continuing to serve on the Board at the time of vesting.

In addition, for serving during the Corporation’s first year as a publicly traded company, Mr. Turnbull, Mr. Mills and Dr. Cannon each received $175,000 payable in DSUs at the IPO price in equal installments on September 30, 2019, December 31, 2019, March 31, 2020 and June 30, 2020. Upon joining the Board on November 27, 2019, Mr. George became entitled to receive 250,000 DSUs in equal installments on December 1, 2019, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022. Upon joining the Board on December 16, 2019, Mr. Pinney was entitled to $175,000 in DSUs payable in equal installments on March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

On May 28, 2020, Mr. Mills was granted 600,000 DSUs, Mr. Turnbull was granted 200,000 DSUs, Dr. Cannon was granted 200,000 DSUs and Mr. Pinney was granted 85,000 DSUs. Such DSUs vested in two equal tranches, half on May 28, 2020 and half on December 31, 2020. In addition, Mr. George was granted 750,000 RSUs to vest in equal tranches on December 31, 2020 and December 31, 2021 in consideration for his contributions to certain special projects.

The number of DSUs issuable are determined by the installment payment divided by the fair market value of Common Shares at each installment date.

If a change of control occurs, all DSU grants referred to in the immediately preceding paragraphs will immediately vest.

In addition, to reflect the additional workload required in respect of special projects performed, Mr. George was entitled to receive 500,000 warrants (subsequently amended to an entitlement to 500,000 stock options in accordance with the Stock Option Plan), in equal installments on March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022. Mr. George’s compensation as a director (if unvested) was terminated when he became Chief Executive Officer on January 29, 2020.

In addition, to reflect the additional workload and responsibilities of his position as Non-Executive Chairman of the Board, Greg Mills is entitled to receive $600,000 during Sundial’s first year as a publicly traded company payable in DSUs at the IPO price comprised of quarterly installments of $150,000 which were paid on September 30, 2019, December 31, 2019, March 31, 2020 and June 30, 2020. In addition, Mr. Mills was issued 720,000 warrants on July 1, 2019 to purchase Common Shares, with an exercise price of $6.25 per warrant. Under the terms of Mr. Mills’ director services agreement, those warrants vest in three equal annual installments in the event Mr. Mills assumes the position of Executive Chairman and will expire five years from the vesting date; however, if Mr. Mills does not assume the position of Executive Chairman by December 31, 2021, then all of such warrants will expire. In addition, if Mr. Mills were to assume the position of Executive Chairman, he would receive an annual salary of $500,000 payable quarterly in equal installments. Mr. Mills’ director services agreement contemplates that he may assume the position of Executive Chairman as early as July 2020. Although, Sundial’s former Executive Chairman, Mr. Hellard, resigned from his position on January 29, 2020, the Board has not agreed to nominate Mr. Mills, nor has Mr. Mills agreed to serve in as Executive Chairman as of the date of this Circular.

Furthermore, on July 1, 2019, Mr. Mills was issued warrants to purchase 80,000 of Common Shares, with an exercise price of $7.50 per warrant, which vest if, during the term of Mr. Mills’ director services agreement, the equity market capitalization value of the Corporation (as calculated in accordance with the agreement) exceeds $5.5 billion. These warrants expire three years following the vesting date.

If a change of control occurs, Mr. Mills will be entitled to receive any unpaid portion of the annual cash retainer for the calendar year in which the change of control occurs and any unpaid portion of the $600,000 fee payable in DSUs referred to above. In addition, if a change of control occurs, all outstanding warrants held by Mr. Mills and Mr. Turnbull will immediately vest.

All directors are reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

The aggregate of compensation and benefits in kind, accrued or paid to directors in the year ended December 31, 2020 for services in all capacities was $364,724 (2019 - $187,532).

Director Share Ownership Guidelines

The Corporation has adopted share ownership guidelines for directors (other than Excluded Directors) to further align the interests of such directors with those of Shareholders. The ownership guidelines establish minimum equity ownership levels for each director, other than Excluded Directors, based on a three times multiple of their annual retainer. Directors will be expected to meet the prescribed ownership levels within five years of the later of: (i) the completion of the initial public offering of the Common Shares of the Corporation; and (ii) the date of their appointment to the Board. Common Shares and other equity-based awards will be included in determining an individual’s equity ownership value.

APPENDIX “C”

AUDIT COMMITTEE CHARTER

Effective as and from July 31, 2019

Role and Objective

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sundial Growers Inc. (the “Corporation”) to which the Board has delegated its responsibility for oversight of the nature and scope of the Corporation’s annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as follows:

•	to assist directors to meet their responsibilities in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

•	to facilitate communication between the Board and external auditors;

•	to ensure the independence of the external auditors;

•	to review management’s implementation and maintenance of an effective system of internal control over financial reporting and disclosure control over financial reporting;

•	to increase the credibility and objectivity of financial reports; and

•	to facilitate in-depth discussions between directors on the Committee, management and external auditors.

The primary responsibility for the financial reporting, information systems, risk management and internal and disclosure controls of the Corporation is vested in management and overseen by the Board. At each meeting, the Committee may meet separately with management and will meet in separate, closed sessions with the external auditors and then with the independent directors in attendance.

Mandate and Responsibilities of Committee

Financial Reporting and Related Public Disclosure

1.

It is a primary responsibility of the Committee to review and recommend for approval to the Board the annual and quarterly financial statements of the Corporation. The Committee is also to review and recommend to the Board for approval the financial statements and related information included in prospectuses, management discussion and analysis, financial press releases, information circular- proxy statements and annual information forms, including financial outlooks and future-oriented financial information included therein. The process should include but not be limited to:

a.	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

b.	reviewing significant management judgments and estimates that may be material to financial reporting including alternative treatments and their impacts;

c.	reviewing the presentation and impact of any significant risks and uncertainties that may be material to financial reporting including alternative treatments and their impacts;

d.	reviewing accounting treatment of significant, unusual or non-recurring transactions;

e.	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

f.	reviewing unresolved differences between management and the external auditors;

g.

determining through inquiry whether transactions entered into by the Corporation constitute related party transactions under applicable securities laws, ensuring the nature and extent of such transactions are properly disclosed and, where appropriate, approving and ratifying such transactions; and

h.	reviewing all financial reporting relating to risk exposure including the identification, monitoring and mitigation of business risk and its disclosure.

2.

The Committee shall satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information from the Corporation’s financial statements and periodically assess the adequacy of those procedures.

3.

The Committee shall have access to all books, records, facilities and personnel and shall have the authority to request any information it may deem appropriate or necessary for the performance of its duties and responsibilities.

Internal Controls Over Financial Reporting and Information Systems

1.

It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Corporation’s internal control over financial reporting and information systems. The process should include but not be limited to:

a.

inquiring as to the adequacy and effectiveness of the Corporation’s system of internal controls over financial reporting and review the evaluation of internal controls over financial reporting by external auditors;

b.

establishing a whistleblowing policy for the confidential, anonymous submission by employees of the Corporation of concerns relating to accounting, internal control over financial reporting, auditing or matters arising out of the Corporation’s code of business conduct and ethics and periodically review a summary of complaints and their related resolution; and

c.	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

External Auditors

1.	With respect to the appointment of external auditors by the Board, the Committee shall:

a.

be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

b.	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;

c.	review and evaluate annually the external auditors’ performance, and periodically (at least every five years) conduct a comprehensive review of the external auditors;

d.	recommend to the Board appointment of external auditors and the compensation of the external auditors;

e.	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

f.	review and approve any non-audit services to be provided by the external auditors’ firm and consider the impact on the independence of the auditors;

g.

between scheduled meetings, the chair of the Committee (the “Committee Chair”) is authorized to approve all audit related services and non-audit services provided by the external auditors for individual engagements with estimated fees of $25,000 and under and report all such approvals to the Committee at its next scheduled meeting;

h.	inquire as to the independence of the external auditors and obtain, at least annually, a formal written statement delineating all relationships between the external auditors and the Corporation;

i.	review the Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for the Corporation;

j.	review any reports issued by CPAB regarding the audit of the Corporation; and

k.

discuss with the external auditors, without management being present, the quality of the Corporation’s financial and accounting personnel, the completeness and accuracy of the Corporation’s financial statements and elicit comments of senior management regarding the responsiveness of the external auditors to the Corporation’s needs.

2.

The Committee shall review with the external auditors (and the internal auditor if one is appointed by the Corporation) their assessment of the internal control over financial reporting of the Corporation, their written reports containing recommendations for improvement of internal control over financial reporting and other suggestions as appropriate, and management’s response and follow-up to any identified weaknesses.

3.

The Committee shall also review and approve annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

Compliance

1.	It is the responsibility of the Committee to review management’s process for the certification of annual and interim financial reports in accordance with required securities legislation.

2.	It is the responsibility of the Committee to ascertain compliance with financial covenants under loan agreements.

3.

The Committee shall review the Corporation’s compliance with all legal and regulatory requirements as it pertains to financial reporting, taxation, internal control over financial reporting and any other area the Committee considers to be appropriate relative to its mandate or as may be requested by the Board.

Other Matters

1.

It is the responsibility of the Committee to review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and external auditors of the Corporation.

2.	The Committee may also review any other matters that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

Composition

1.

This Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of whom shall be independent (within the meaning of section 1.4 and 1.5 of National Instrument 52-110 Audit Committees (“NI 52-110”)) unless the Board determines to rely on an exemption in NI 52-110.

2.	The Committee Chair shall be appointed by the Board.

3.	A quorum shall be a majority of the members of the Committee.

4.

All of the members must be financially literate (within the meaning section 1.6 of NI 52-110) unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Meetings

1.	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.

2.	The Committee shall meet not less than quarterly with the auditors, independent of the presence of management.

3.

Agendas, proposed by the Committee Chair and with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to Committee meetings.

4.	The chief executive officer and the chief financial officer of the Corporation or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.

5.	Other employees of the Corporation shall attend meetings upon invitation by the Committee should the Committee deem them necessary for the provision of information.

Reporting / Authority

1.

Following each meeting of the Committee, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting, which minutes may still be in draft form.

2.	Supporting schedules and information reviewed by the Committee shall be available for examination by any director.

3.	The Committee shall have access to any and all books, records, facilities and personnel of the Corporation and will be able to request any information about the Corporation as it may deem appropriate.

4.

The Committee shall the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.

5.

The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.

6.	The Committee shall annually review this mandate and make recommendations to the Nominating and Corporate Governance Committee of the Corporation as to proposed changes.

APPENDIX “D”

BOARD MANDATE

Effective as and from September 25, 2019

1.	GENERAL

The Board of Directors (the “Board”) of Sundial Growers Inc. (the “Corporation”) is responsible for the stewardship of the Corporation’s affairs and the activities of management of the Corporation in the conduct of day to day business, all for the benefit of its shareholders.

The primary responsibilities of the Board are:

a)	to maximize long term shareholder value;

b)	to approve the strategic plan of the Corporation;

c)	to ensure that processes, controls and systems are in place for the management of the business and affairs of the Corporation and to address applicable legal and regulatory compliance matters;

d)	to maintain the composition of the Board in a way that provides an effective mix of skills and experience to provide for the overall stewardship of the Corporation;

e)	to ensure that the Corporation meets its obligations on an ongoing basis and operates in a safe and reliable manner; and

f)	to monitor the performance of the management of the Corporation to ensure that it meets its duties and responsibilities to the shareholders.

2.	COMPOSITION AND OPERATION

The number of directors shall be not less than the minimum and not more than the maximum number specified in the Corporation’s articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law. Within a specified period after such time as the Corporation becomes publicly listed on certain stock exchanges, a majority of the Board will be comprised of “independent” members as such term is referred to in the NASDAQ Rules and in National Instrument 58 101 – Disclosure of Corporate Governance Practices. The Board will analyze the application of the “independent” standard on an annual basis and disclose that analysis. A minimum of one-quarter (25%) of the board must be resident Canadians, as required under applicable laws. Directors are elected to hold office for a term of one year. The Board will in each year appoint a chairperson of the Board (the “Chairperson”), such appointment being subject to any agreement providing for nomination rights to the Board.

The Board operates by delegating authority to management where appropriate and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairperson, nominating candidates for election to the Board, constituting committees of the Board and determining compensation for the directors. Subject to the articles and by-laws of the Corporation and the Business Corporations Act (Alberta) (the “ABCA”), the Board may constitute, seek the advice of, and delegate certain powers, duties and responsibilities to committees of the Board.

3.	MEETINGS

The Board shall have a minimum of four regularly scheduled meetings per year. Special meetings shall be called as necessary. Occasional Board trips are scheduled, if possible, in conjunction with regular Board meetings, to offer directors the opportunity to visit sites and facilities at different operational locations. A quorum for a meeting of the Board shall consist of a simple majority of the members of the Board. The Board will schedule executive sessions where directors meet with or without management participation at each regularly-scheduled meeting of the Board.

The independent members of the Board will meet, as required, without the presence of non-independent Board members and management before or after each regularly-scheduled meeting of the Board. The independent members of the Board may also hold other meetings at such time and with such frequency as the independent members of the Board deem necessary.

4.	SPECIFIC DUTIES

a)	Oversight and Overall Responsibility

In fulfilling its responsibility for the stewardship of the affairs of the Corporation, the Board shall be specifically responsible for:

i.

providing leadership and direction to the Corporation and management with the view to maximizing shareholder value. Directors are expected to provide creative vision, initiative and experience in the course of fulfilling their leadership role;

ii.	appointing the Executive Chairman (“EC”) and the Chief Executive Officer (“CEO”) of the Corporation;

iii.

developing the corporate goals and objectives for which the EC and the CEO will be responsible for meeting, and reviewing the performance of the EC and the CEO against such corporate goals and objectives;

iv.	satisfying itself as to the integrity of the EC and the CEO and other senior officers of the Corporation and ensuring that a culture of integrity is maintained throughout the Corporation;

v.

approving the significant policies and procedures by which the Corporation is operated and monitoring compliance with such policies and procedures, and, in particular, compliance by all directors, officers, employees, consultants and contractors with the provisions of the Corporation’s Code of Business Conduct and Ethics;

vi.	reviewing and approving material transactions involving the Corporation, including material investments by the Corporation and material capital expenditures by the Corporation;

vii.

approving budgets, monitoring operating performance and ensuring that the Board has the necessary information, including key business and competitive indicators, to enable it to discharge its duties and take any remedial action it deems necessary;

viii.	establishing methods by which interested parties may communicate directly with the Chairperson or with the independent directors as a group and cause such methods to be disclosed;

ix.	developing, constituting and reviewing mandates for sub-committees of the Board;

x.	developing written position descriptions for the Chairperson and for the chair of each Board committee; and

xi.	making regular assessments of the Board and its individual members, as well as the effectiveness and contributions of each Board committee.

b)	Legal Requirements

i.	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

ii.	The Board has the statutory responsibility to:

iii.	manage the business and affairs of the Corporation;

iv.	act honestly and in good faith with a view to the best interests of the Corporation;

v.	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

vi.	act in accordance with its obligations contained in the ABCA and the regulations thereto, the articles and by-laws of the Corporation, and other relevant legislation and regulations.

vii.	Except by resolution of the Board delegating the power to consider the following to management or a committee of the Board, the Board shall consider the following matters as a full Board:

viii.	the filling of vacancies in the Board;

ix.	the change of membership of, or the filling of vacancies in, any committee of the directors;

x.	the appointment or removal of officers appointed by the directors; and

xi.	such other matters as are prescribed by applicable laws.

c)	Independence

The Board shall have the responsibility to:

i.

implement appropriate structures and procedures to permit the Board to function independently of management (including, without limitation, through the holding of meetings at which non-independent directors and management are not in attendance, if and when appropriate);

ii.	implement a system which enables an individual director to engage outside advisors at the expense of the Corporation in appropriate circumstances; and

iii.	provide an orientation and education program for newly appointed members of the Board.

d)	Strategy Determination

The Board shall:

i.

adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation’s business; and

ii.	annually review operating and financial performance results relative to established strategy, budgets and objectives.

e)	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the Corporation’s business, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that appropriate systems are in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

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f)	Appointment, Training and Monitoring of Senior Management

The Board shall:

i.

appoint the EC and the CEO and other senior officers of the Corporation, approve (upon recommendations from the Governance and Nominating Committee) their compensation, and monitor and assess the EC’s and the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

ii.	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

iii.	establish limits of authority delegated to management; and

iv.	develop written position descriptions for the EC and the CEO.

g)	Reporting and Communication

The Board has the responsibility to:

i.	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

ii.	verify that the financial performance of the Corporation is reported to securityholders and regulators on a timely and regular basis;

iii.

verify that the financial results of the Corporation are reported fairly and in accordance with International Financial Reporting Standards or such accounting principles as are required under applicable laws;

iv.	verify the timely reporting of any other developments that have a significant and material impact on the Corporation;

v.	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

vi.	develop appropriate measures for receiving stakeholder feedback.

h)	Monitoring and Acting

The Board has the responsibility to:

i.	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

ii.	verify that the Corporation operates at all time within applicable laws to the highest ethical and moral standards;

iii.	approve and monitor compliance with significant policies and procedures by which the Corporation operates;

iv.	monitor the Corporation’s progress towards its goals and objectives and to work with management to revise and alter its direction in response to changing circumstances;

v.	take such action as it determines appropriate when the Corporation’s performance falls short of its goals and objectives or when other special circumstances warrant; and

vi.	verify that the Corporation has implemented appropriate internal control and management information systems.

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i)	Other Activities

The Board may perform any other activities consistent with this mandate, the articles and by-laws of the Corporation and any other governing laws as the Board deems necessary or appropriate including, but not limited to:

i.	preparing and distributing the schedule of Board meetings for each upcoming year;

ii.	calling meetings of the Board at such time and such place and providing notice of such meetings to all members of the Board in accordance with the articles of the Corporation; and

iii.

ensuring that all regularly-scheduled Board meetings and committee meetings are properly attended by directors. Directors may participate in such meetings by conference call if attendance in person is not possible.

j)	Code of Business Conduct and Ethics

The Board shall be responsible to adopt a “Code of Business Conduct and Ethics” for the Corporation which shall address:

i.	conflicts of interest;

ii.	the protection and proper use of the Corporation’s investments and opportunities;

iii.	the confidentiality of information;

iv.	fair dealing with various stakeholders of the Corporation;

v.	compliance with laws, rules and regulations; and

vi.	the reporting of any illegal or unethical behaviour.

5.	BOARD COMMITTEES

The Board shall at all times maintain: (a) an Audit Committee; (b) a Governance and Nominating Committee; and (c) a Compensation Committee, each of which must report to the Board. Each such committee must operate in accordance with the articles and by-laws of the Corporation, applicable law, its committee charter and the applicable policies of any stock exchange on which the securities of the Corporation are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by articles and by-laws of the Corporation and applicable law, and as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. Except as may be explicitly provided in the charter of a particular committee or a resolution of the Board, the role of a Board committee is to review and make recommendations to the Board with respect to the approval of matters considered by the committee.

6.	DIRECTOR ACCESS TO MANAGEMENT

The Corporation shall provide each director with complete access to the management of the Corporation, subject to reasonable advance notice to the Corporation and reasonable efforts to avoid disruption to the Corporation’s management, business and operations.

7.	DIRECTOR COMPENSATION

The Board, upon recommendation of the Compensation Committee, will determine and review the form and amount of compensation to directors, if any.

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